As filed with the Securities and Exchange Commission on January 18, 2001.
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 2)
                            ------------------------
                              ACNIELSEN CORPORATION
                            (Name of Subject Company)
                            ------------------------
                            ARTIST ACQUISITION, INC.
                                    VNU N.V.
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))
                            ------------------------

                     Common Stock, Par Value $.01 Per Share
           (Including the Associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)
                            ------------------------
                                    004833109
                      (CUSIP Number of Class of Securities)

       Th.C.M. van Kampen, Esq.                        James Ross, Esq.
               VNU N.V.                                   VNU, Inc.
              P.O. Box 1                                 770 Broadway
            200 MA Haarlem                         New York, New York 10003
            The Netherlands                             (646) 654-5000
         (011) 31-23-546-3463
      (Name, Address and Telephone Number of Persons Authorized to Receive
            Notices and Communications on Behalf of filing persons)
                            ------------------------
                                   Copies to:

                                John Madden, Esq.
                               Clare O'Brien, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000


                            CALCULATION OF FILING FEE
================================================================================
    Transaction Valuation*                          Amount of Filing Fee**
--------------------------------------------------------------------------------
      $2,334,104,773.35                                 $466,820.95
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. The fee was calculated by multiplying $36.75, the per share tender offer price, by the 57,830,966 currently outstanding shares of Common Stock sought in the Offer, which gives an aggregate consideration of $2,125,288,000.50 (the "Common Stock Consideration"). The Common Stock Consideration was then added to the product of $16.11, the per share consideration for the options (after deduction of the option exercise price of $20.64), and 12,961,935, the number of options that will be vested as of December 22, 2000, to arrive at a total transaction value of $2,334,104,773.75.

**  Calculated as 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:     $466,820.95                  Filing Party:   VNU N.V., Artist Acquisition, Inc.
                         ------------------------------               ---------------------------------------------------
Form or Registration No.:   Schedule TO                  Date Filed:     December 22, 2000
                         ------------------------------               ---------------------------------------------------

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13c-4

[ ] going-private transaction subject to Rule13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]
================================================================================

         This Amendment No. 2 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 22, 2000 (the "Schedule TO") and as amended by Artist Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of VNU N.V., a corporation organized under the laws of the Netherlands ("Parent"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of ACNielsen Corporation, a Delaware corporation (the "Company"), at a purchase price of $36.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 22, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (ii) to the Schedule TO (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Item 1.       Summary Term Sheet.

              Item 1 of the Schedule TO is hereby amended and supplemented by the following:

         Summary Term Sheet

         The second bullet paragraph of the section of the Summary Term Sheet of the Offer to Purchase, titled "How Much Are You Offering To Pay and What Is the Form of Payment?", on page ii is amended by adding the following two sentences:
"If you own your shares through a broker or other nominee, and your broker or nominee tenders your shares on your behalf, your broker or nominee may charge a fee for doing so. You should consult your broker or nominee to determine whether any charges or commissions will apply." This paragraph in its entirety shall read as follows:

         "If you tender your shares in the offer, you will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the sale of your shares pursuant to the offer. If you own your shares through a broker or other nominee, and your broker or nominee tenders your Shares on your behalf, your broker or nominee may charge a fee for doing so. You should consult your broker or nominee to determine whether any charges or commissions will apply. See the "Introduction."

         Introduction

         The second paragraph of the Introduction of the Offer to Purchase on page 1 is amended by adding the following two sentences: "If you own your Shares through a broker or other nominee, and your broker or nominee tenders your Shares on your behalf, your broker or nominee may charge a fee for doing so. You should consult your broker or nominee to determine whether any charges or commissions will apply." This paragraph in its entirety shall read as follows:

         "Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. If you own your Shares through a broker or other nominee, and your broker or nominee tenders your Shares on your behalf, your broker or nominee may charge a fee for doing so. You should consult your broker or nominee to determine whether any charges or commissions will apply. However, any tendering stockholder or other payee who fails to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal may be subject to a required back-up U.S. federal income tax withholding of 31% of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. See Section 5. Purchaser or Parent will pay all charges and expenses of Merrill Lynch & Co. ("Merrill"), which is acting as Dealer Manager for the Offer (the "Dealer Manager"), Citibank, N.A. (the "Depositary") and Innisfree M&A Incorporated (the "Information Agent") incurred in connection with the Offer. See Section 16."

Item 4.       Terms of the Transaction

         Item 4 of the Schedule TO is hereby amended and supplemented by the following:

         Section 1. Terms of the Offer; Expiration Date.

         The first sentence of the sixth paragraph of Section 1 of the Offer to Purchase on page 5 is amended by replacing the words "as soon as practicable following the acceptance of Shares for payment pursuant to the Offer" with the words "promptly following expiration of the Offer", and the amended sentence shall read as follows:

         "Purchaser shall pay for all Shares validly tendered and not withdrawn promptly following expiration of the Offer."

         Section 2. Acceptance for Payment and Payment of Shares

         The second sentence of the first paragraph of Section 2 of the Offer to Purchase on page 6 is amended by replacing the words "as soon as practicable following the acceptance of Shares for payment pursuant to the Offer" with the words "promptly following expiration of the Offer", and the amended sentence shall read as follows:

         "Purchaser shall pay for all Shares validly tendered and not withdrawn promptly following expiration of the Offer."

Item 11.      Additional Information

         Item 11 of the Schedule TO is hereby amended and supplemented by the following:

         Parent has received unconditional positive advice from its Central Works' Council (the "Works Council") with respect to the bank facility and related guarantee being entered into by Parent in connection with the financing of the Offer. Accordingly, the condition of the Offer requiring positive advice of the Works' Council has been satisfied.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 18, 2001

                                            ARTIST ACQUISITION, INC.



                                            By  /s/  James Ross
                                              ----------------------------------
                                              Name:   James Ross
                                              Title:  General Counsel

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 18, 2001

                                            VNU N.V.



                                            By  /s/  Frans J.G.M. Cremers
                                              ----------------------------------
                                              Name:   Frans J.G.M. Cremers
                                              Title:  Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit  No.
------------

(a)(1)(i)     Offer to Purchase dated December 22, 2000.*

(a)(1)(ii)    Form of Letter of Transmittal.*

(a)(1)(iii)   Form of Notice of Guaranteed Delivery.*

(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*

(a)(1)(vi) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii) Summary Advertisement as published in The Wall Street Journal on December 22, 2000.*

(a)(5)(i) Press Release issued by Parent on December 18, 2000 (incorporated by reference to exhibit 99.1 of the Schedule TO-C filed by Parent on December 18, 2000).

(a)(5)(ii) Presentation by Parent to analysts and investors on December 18, 2000, (incorporated by reference to exhibit 99.2 of the Schedule TO-C filed by Parent on December 18, 2000).

(b) Revolving Credit Facility Agreement, dated December 17, 2000, between Merrill Lynch International and Parent.*

(d)(i) Agreement and Plan of Merger, dated as of December 17, 2000, among Parent, Purchaser and the Company.*

(d)(ii) Letter Agreement, dated December 17, 2000, between ACNielsen Corporation and Earl Doppelt.*

(d)(iii) Letter Agreement, dated December 17, 2000, between ACNielsen Corporation and Michael Connors.*

(d)(iv) Letter Agreement, dated December 17, 2000, between ACNielsen Corporation and Robert Chrenc.*

(d)(v) Letter Agreement, dated December 17, 2000, between ACNielsen Corporation and Nicholas Trivisonno.*



-----------------

* Incorporated by reference to Parent's Schedule TO, filed December 22, 2000.